
03029651



TRANSMISSÃO PAULISTA

FINANCIAL STATEMENTS

AS OF JUNE 30, 2003

01.01 - IDENTIFICATION

1 – CVM CODE	2 - NAME	3 – Corporate Tax ID (CNPJ)
01837 - 6	**CIA. DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA**	**02.998.611/0001-04**
4 - NIRE NUMBER **353.001.705.71**		

01.02 - HEAD OFFICE

1 - FULL ADDRESS				2 - AREA OR DISTRICT
R. BELA CINTRA, 847 – 9th floor				CONSOLAÇÃO
3 - POSTAL CODE 01415-903	4 - MUNICIPALITY SÃO PAULO			5 - STATE SP
6 - AREA CODE 011	7 - PHONE 3214-1527	8 - PHONE 3151-5766	9 - PHONE 3138-7505	10 - TELEX
11 - DDD 011	12 - FAX 3151-5723	13 - FAX 3151-5789	14 - FAX -	
15 - E-MAIL cteep@cteep.com.br				

01.03 - SHAREHOLDERS' RELATIONSHIP DIRECTOR (Mailing Address)

1 – NAME				
CLÁUDIO CINTRÃO FORGHIERI				
2 – ADDRESS R. BELA CINTRA, 847 – 6th floor				3 – ÁREA CONSOLAÇÃO
4 – POSTAL CODE 01415-903	5 – MUNICIPALITY SÃO PAULO			6 - STATE SP
7 – AREA CODE 011	8 – PHONE 3138-7560	9 - PHONE 3151-5788	10 - PHONE 3231-1173	11 - TELEX
12 – AREA CODE 011	13 – FAX 3151-5774	14 - FAX -	15 – FAX -	
16 - E-MAIL ri@cteep.com.br				

01.04 – REFERENCE/AUDITOR

CURRENT FISCAL YEAR		CURRENT QUARTER			PRECEDING QUARTER		
1 – Beginning	2 - End	3 - Number	4 - Beginning	5 - End	6 - Number	7 - Beginning	8 - End
01/01/2003	12/31/2003	2	04/01/2003	06/30/2003	1	01/01/2003	03/31/2003
9 – NAME OF AUDITOR TREVISAN AUDITORES INDEPENDENTES					10 - CVM CODE 00210-0		
11 – AUDITOR IN CHARGE ORLANDO OCTÁVIO DE FREITAS JÚNIOR					12 - Tax ID of auditor in charge (CPF) 084.911.368-78		

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME	3 – Corporate Tax ID (CNPJ)
01837 - 6	**CIA. DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA**	**02.998.611/0001-04**

01.05 – OWNERSHIP

Amount of Shares (thousands)	1 - Current Quarter 06/30/2003	2 - Preceding Quarter 03/31/2003	3 - Same quarter preceding year 06/30/2002
Paid-in capital			
1 – Common	62,558,663	62,558,663	62,558,663
2 – Preferred	86,726,372	86,726,372	86,726,372
3 – Total	149,285,035	149,285,035	149,285,035
Treasury			
4 – Common	0	0	0
5 – Preferred	0	0	0
6 – Total	0	0	0

01.06 - DESCRIPTION OF THE COMPANY

1 – TYPE OF COMPANY Commercial, Industrial, Other
2 – TYPE OF SITUATION Operational
3 – NATURE OF OWNERSHIP State-owned
4 – ACTIVITY CODE 1990200 - Electric Power Services
5 – MAIN ACTIVITY Electric power transmission
6 – TYPE OF CONSOLIDATED FINANCIAL STATEMENTS Not submitted
7 – TYPE OF AUDITORS' REPORT Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – Corporate tax ID (CNPJ)	3 – NAME

01.08 - CASH DISTRIBUTION DETERMINED AND/OR PAID DURING THE QUARTER OR THEREAFTER

1 - Item	2 - Event	3 - Approval	4 - Distribution	5 - Beginning of payment	6 - Type of share	7 - Amount of distribution per share
01	AGO/E	04/25/2003	Dividends	06/24/2003	Nominative Common (ON)	0.0000856219
02	AGO/E	04/25/2003	Dividends	06/24/2003	Preferred Nominative (PN)	0.0000856219
03	RCA	05/12/2003	Interest on own capital	08/27/2003	Nominative Common (ON)	0.0004581839
04	RCA	05/12/2003	Interest on own capital	08/27/2003	Preferred Nominative (PN)	0.0004581839

01.01 - IDENTIFICATION

1 - CVM CODE	2 – NAME	3 – Corporate Tax ID (CNPJ)
01837 - 6	**CIA. DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA**	**02.998.611/0001-04**

01.09 - SUBSCRIBED CAPITAL AND CHANGES DURING THE YEAR

1 – Item	2 - Date of Change	3 - Share Capital (thousands of reais)	4 - Change (thousands of reais)	5 - Source of Change	7 - Quantity of Shares Issued (thousands)	8 - Share Issue Price (Reais)

01.10 - SHAREHOLDER RELATIONSHIP DIRECTOR

1 – DATE	2 – SIGNATURE
08/13/2003	

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME	3 - Corporate Tax ID (CNPJ)
01837 – 6	**CIA. DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA**	**02.998.611/0001-04**

02.01 - BALANCE SHEET - ASSETS (in Thousands of Reals)

1 – Code	2 – Description	3 - 06/30/2003	4 - 03/31/2003
1	Total Assets	4,239,299	4,211,677
1.01	Current Assets	535,832	546,957
1.01.01	Cash and banks	266,511	311,332
1.01.01.01	Cash	1,130	919
1.01.01.02	Short-term investments	265,381	310,413
1.01.02	Credits	86,139	89,039
1.01.02.01	Accounts receivable from customers	86,139	89,039
1.01.03	Inventories	24,388	21,206
1.01.04	Other	158,794	125,380
1.01.04.01	Accounts receivables – from Finance State Department	118,210	101,546
1.01.04.02	Deferred Income Tax and Social Contribution	16,724	4,525
1.01.04.03	Guarantees and Deposits with the Brazilian Central Bank	6,309	6,287
1.01.04.04	Prepaid Expenses	2,239	3,703
1.01.04.05	Other	15,312	9,319
1.02	Long-Term Assets	318,894	278,629
1.02.01	Sundry Credits	190,218	157,953
1.02.01.01	Accounts receivables – from Finance State Department	190,218	157,953
1.02.02	Related-party credits	0	0
1.02.02.01	Associated companies	0	0
1.02.02.02	Controlled companies	0	0
1.02.02.03	Other related parties	0	0
1.02.03	Other	128,676	120,676
1.02.03.01	Disposal of Assets and Rights	78,882	78,882
1.02.03.02	Allowance for Doubtful Debtors	(78,882)	(78,882)
1.02.03.03	Deferred Income Tax and Social Contribution	76,178	74,628
1.02.03.04	Guarantees and Deposits with the Brazilian Central Bank	49,593	43,143
1.02.03.05	Other	2,905	2,905
1.03	Permanent Assets	3,384,573	3,386,091
1.03.01	Investments	4,245	4,245
1.03.01.01	Interest in associated companies	0	0
1.03.01.02	Interest in controlled companies	0	0
1.03.01.03	Other investments	4,245	4,245
1.03.02	Property, Plant and Equipment	3,380,328	3,381,846
1.03.02.01	In use	2,946,483	2,965,201
1.03.02.02	Under construction	466,158	448,958
1.03.02.03	Special obligations	(32,313)	(32,313)
1.03.03	Deferred charges	0	0

01.01 - IDENTIFICATION

1 - CVM CODE	2 – NAME	3 - Corporate Tax ID (CNPJ)
01837 - 6	**CIA. DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA**	**02.998.611/0001-04**

02.02 - BALANCE SHEET - LIABILITIES (in Thousands of Reals)

1 - Code	2 – Description	3 – 06/30/2003	4 - 03/31/2003
2	Total liabilities	4,239,299	4,211,677
2.01	Current Liabilities	248,060	188,148
2.01.01	Loans and Financings	38,727	42,538
2.01.02	Debentures	0	0
2.01.03	Trade accounts payable	21,678	7,921
2.01.04	Taxes, Duties and Contributions	19,402	23,108
2.01.04.01	Income Tax	1,725	6,385
2.01.04.02	INSS (Social Security – benefit to employee)	4,394	4,033
2.01.04.03	FGTS (Guarantee Deposit – benefit to employee)	1,157	1,333
2.01.04.04	COFINS (Social Contribution on sales and revenues)	1,304	1,339
2.01.04.05	PIS/PASEP (Social Integration Program on sales and revenues)	1,003	1,051
2.01.04.06	Inspection Tax – ANEEL	232	232
2.01.04.07	Social Contribution on net income	5,247	5,247
2.01.04.08	Other	4,340	3,488
2.01.05	Dividends Payable	62,789	13,347
2.01.05.01	Dividends Declared	182	12,923
2.01.05.02	Interest on own capital	62,607	424
2.01.06	Provisions	69,878	64,020
2.01.06.01	Provision for payroll	28,306	19,936
2.01.06.02	Provision for payroll / social charges	10,876	15,118
2.01.06.03	Provision for taxes	30,696	27,938
2.01.06.04	Opportunity Program for Employees	0	1,028
2.01.07	Related-party debts	16,566	19,114
2.01.07.01	Payables	16,566	19,114
2.01.08	Other	19,020	18,100
2.01.08.01	Consumer Charges – RGR	4,269	4,269
2.01.08.02	Other	14,751	13,831
2.02	Long-Term Liabilities	455,441	471,231
2.02.01	Loans and Financings	70,338	90,645
2.02.02	Debentures	0	0
2.02.03	Provisions	155,493	152,061
2.02.03.01	Provision for labor contingencies	66,275	65,277
2.02.03.02	Provision for fiscal contingencies	81,370	78,936
2.02.03.03	Provision for Payments to the Social Security	6,825	6,825
2.02.03.04	Provision for civil contingencies	1,023	1,023
2.02.04	Related-party debts	208,333	207,193
2.02.04.01	Payables	208,333	207,193
2.02.05	Other	21,277	21,332
2.02.05.01	Deferred Income Tax	16,374	16,374
2.02.05.02	Other	4,903	4,958

01.01 - IDENTIFICATION

1 - CVM CODE	2 – NAME	3 - Corporate Tax ID (CNPJ)
01837 - 6	**CIA. DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA**	**02.998.611/0001-04**

02.02 - BALANCE SHEET - LIABILITIES (in Thousands of Reals)

1 - Code	2 – Description	3 – 06/30/2003	4 - 03/31/2003
2.03	Deferred income	159,943	164,189
2.05	Shareholders' Equity	3,375,855	3,388,109
2.05.01	Paid-in capital	462,000	462,000
2.05.02	Capital Reserves	2,593,035	2,593,035
2.05.02.01	Donations and Fiscal Incentives	1,952,573	1,952,573
2.05.02.02	Interest on property, plant and equip. under construction own capital	633,053	633,053
2.05.02.03	Funds for capital increase	666	666
2.05.02.04	Fiscal incentives – FINAM	6,743	6,743
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Associated/controlled companies	0	0
2.05.04	Earnings reserves	131,696	132,051
2.05.04.01	Legal	34,922	34,922
2.05.04.02	Statutory	46,200	46,200
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized income	50,574	50,929
2.05.04.05	Retained earnings	0	0
2.05.04.06	Special for unpaid dividends	0	0
2.05.04.07	Other Surplus reserves	0	0
2.05.05	Retained earnings	189,124	201,023

01.01 - IDENTIFICATION

1 - CVM CODE	2 – NAME	3 – Corporate Tax ID (CNPJ)
01837 - 6	**CIA. DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA**	**02.998.611/0001-04**

03.01 - STATEMENT OF INCOME (in Thousands of Reals)

1 - Code	2 – Description	3 - 04/01/2003 – 06/30/2003	4 - 01/01/2003 - 06/30/2003	5 - 04/01/2002 – 06/30/2002	6 - 01/01/2002 – 06/30/2002
3.01	Gross sales	194,567	396,051	170,786	348,425
3.01.01	Revenue from use of Electric Power Network	193,075	393,599	167,806	342,132
3.01.02	Other Revenues	1,492	2,452	2.980	6,293
3.02	Deductions from gross sales	(14,202)	(28,687)	(10,684)	(21,655)
3.02.01	RGR	(5,724)	(11,448)	(4,433)	(8,903)
3.02.02	COFINS	(5,837)	(11,881)	(5,121)	(10,441)
3.02.03	PIS/PASEP	(2,612)	(5,312)	(1,109)	(2,262)
3.02.04	ISSQN	(29)	(46)	(21)	(49)
3.03	Net Sales	180,365	367,364	160,102	326,770
3.04	Cost of sales	(146,961)	(286,411)	(154,751)	(287,624)
3.04.01	Personnel	(72,085)	(139,763)	(65,507)	(126,015)
3.04.02	Materials	(4,537)	(9,329)	(5,855)	(9,663)
3.04.03	Third-party services	(18,146)	(34,746)	(15,515)	(30,775)
3.04.04	Depreciation	(40,067)	(80,206)	(40,400)	(80,965)
3.04.05	Provisions for Contingencies	(4,559)	(7,025)	(2,066)	(8,096)
3.04.06	Other expenses	(7,567)	(15,342)	(25,408)	(32,110)
3.05	Gross Income	33,404	80,953	5,351	39,146
3.06	Operating income / expense	(50,024)	(34,930)	(21,032)	(8,800)
3.06.01	Sales	0	0	0	0
3.06.02	General and administrative	0	0	0	0
3.06.03	Financial	(50,024)	(34,930)	(21,032)	(8,800)
3.06.03.01	Financial income	28,009	65,899	43,472	64,336
3.06.03.01.01	Goodwill amortization	4,247	8,493	4,247	8,493
3.06.03.01.02	Revenue	24,094	46,449	18,799	31,512
3.06.03.01.03	Ongoing Monetary variation	(332)	10,957	20,426	24,331
3.06.03.02	Financial expenses	(78,033)	(100,829)	(64,504)	(73,136)

01.01 - IDENTIFICATION

1 - CVM CODE	2 – NAME	3 – Corporate Tax ID (CNPJ)
01837 - 6	**CIA. DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA**	**02.998.611/0001-04**

03.01 - STATEMENT OF INCOME (in Thousands of Reals)

1 - Code	2 – Description	3 - 04/01/2003 – 06/30/2003	4 - 01/01/2003 - 06/30/2003	5 - 04/01/2002 – 06/30/2002	6 - 01/01/2002 – 06/30/2002
3.06.03.02.01	Expense	(74,167)	(80,297)	(59,456)	(63,520)
3.06.03.02.02	Negative monetary variation	(3,866)	(20,532)	(5,048)	(9,616)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expense	0	0	0	0
3.06.06	Equity pickup	0	0	0	0
3.07	Operating income	(16,620)	46,023	(15,681)	30,346
3.08	Non-Operating Income	288	52	(7,875)	(9,917)
3.08.01	Income	1,355	1,933	824	951
3.08.02	Expenses	(1,067)	(1,881)	(8,699)	(10,868)
3.09	Income before taxes and profit shares	(16,332)	46,075	(23,556)	20,429
3.10	Provision for Income Tax and Social Contribution on income	2,248	(20,566)	5,390	(12,868)
3.10.01	Income Tax	1,597	(16,886)	3,612	(10,121)
3.10.02	Social Contribution	651	(3,680)	1,778	(2,747)
3.11	Deferred income tax	1,551	2,389	7,515	9,529
3.11.01	Deferred income tax	1,140	1,756	5,669	7,128
3.11.02	Deferred social contribution	411	633	1,846	2,401
3.12	Statutory profit shares/contributions	0	0	0	0
3.12.01	Profit Shares	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	68,400	68,400	54,353	54,353
3.15	Income for the year	55,867	96,298	43,702	71,443
	Number of shares, Ex-Treasury (thousands)	149,285,035	149,285,035	149,285,035	149,285,035
	Earnings per share	0,00037	0,00065	0,00029	0,00048
	Loss per share				

04.01 – NOTES

1 BUSINESS OF THE COMPANY

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista is a publicly owned company with the Government of the State of Sao Paulo as the major shareholder is the and its key business area is serving as a concessionare for the provision of electrical power utility services in the State of Sao Paulo [Brazil]; its key activities are: planning, building and operating power transmission systems, in addition to Research and Development programs in power transmission and other related activities as respects currently available technology, either individually or jointly with private and government-owned entities. The Company's activities are both regulated and inspected by the Brazilian Electric Power Regulatory Agency ("ANEEL")

The company was organized as a result of the partial wind-up of CESP – Companhia Energética de São Paulo, and started its operations on April 1, 1999.

The Company incorporated EPTE – Empresa Paulista de Transmissão de Energia Elétrica S.A. on November 10, 2001.

2 CORPORATE GOVERNANCE

On September 2002 the Company adhered to special Corporate Governace practices – Level 1, issued by BOVESPA, the Sao Paulo Stock Exchange. As a consequence, the Company had its preferred shares included in the IBOVEPA and was made part of the Corporate Governance Index ("IGC").

The provisions of the cited agreement ensure a higher level of transparency of the Company towards the marketplace, investors and stockholders and make it easier for stakeholders to monitor any moves of both the management and the major stockholder.

3 PRESENTATION OF QUARTERLY INFORMATION

Quarterly Information - ITR have been prepared in agreement with accounting policies issuing from the Brazilian Corporate Law, regulations laid down by the Brazilian Securities and Exchange Commission – CVM, and rules of specific laws applicable to electric power utility concessionaires set forth by the National Agency of Electric Energy - ANEEL.

These ITR are in compliance with the principles, methods and criteria adopted by CTEEP for the year ended December 31, 2002.

All amounts presented in these ITR are expressed in thousands of Reals.

4 SUMMARY OF MAIN ACCOUNTING PRACTICES

4.1 Specific Accounting Practices

a. Financial Expenses and Monetary and Exchange Gains or Losses

As set forth under Accounting Instructions 6.3.10, item 4, of the Accounting Manual for Electric Power Utility Companies, interest and other financial expenses and monetary and exchange gains or losses in connection with borrowings from third parties effectively invested in property, plant and equipment under construction are recorded in this subgroup increase the cost.

4.2 General Accounting Practices

a. Short-term Investments

Short-term investments are recorded at cost, with corresponding accrued interest earned until the closing date for the applicable period.

b. Accounts receivables from customers

It includes amounts invoiced for the use of connection and basic network systems by electric power utility concessionaires and companies interconnected to such systems.

c. Inventories / Stores

Materials in stores are valued and recorded at their average purchase cost, which does not exceed their replacement value. Materials meant for construction are recorded under property, plant and equipment under construction.

d. Property, Plant and Equipment

Items that are part of Property, Plant and Equipment are recorded at their purchase and/or construction cost, including the effects of monetary restatement until December 31, 1995, plus Complementary Monetary Correction – CMC created by Law 8200, of June 28, 1991, interest on own capital until December 31, 1998, financial charges, monetary and exchange gains or losses on borrowings and financing linked to the constructions in course, minus accumulated depreciation and amortization.

Depreciation is determined by the straight-line method based on annual rates going from 2% to 8.3% for assets linked to the transmission system, 10% for furniture and fixtures and 20% for vehicles, pursuant to Resolution 002, of December 24, 1997, updated by Resolution 44, of March 17, 1999, issued by the National Agency of Electric Energy – ANEEL.

e. Assets and Liabilities subject to Adjustment for Monetary/Exchange Variations

When subject to some for of adjustment, assets will be adjusted based on indexes established in law or in contract, up to the closing date of the applicable period.

f. Deferred Income

This relates to the balance of the "unamortized goodwill" arising from an investment valued by the equity in earnings method for the then subsidiary EPTE – Empresa Paulista de Transmissão de Energia Elétrica S. A., incorporated by the Company on November 10, 2001.

The unamortized goodwill referred to above is recorded on a monthly basis; the end of the amortization period was determined to be the expiry date of the concession agreement with the then subsidiary company, which was December 2012.

g. Social Contribution and Income Tax

Social contribution and Income tax are determined pursuant to the applicable law based on net income, adjusted by including nondeductible expenses, excluding nontaxable revenues and including and/or excluding temporary differences.

h. Net Income per Thousand of Shares

It is determined considering the amount of shares of paid-in capital, on the closing date of the applicable period.

5 RECEIVABLES - FINANCE STATE DEPARTMENT

			06.30.03	03.31.03
	Current	Long Term	Total	Total
Benefits - Law 4.819/58	29,264	63,406	92,670	98,885
Credit Rights Assignment Agreement	79,507	42,000	121,507	64,000
Agreement for the Acknowledgement and Consolidation of Obligations	7,815	63,167	70,982	72,132
Disposal of Real Property	1,624	13,130	14,754	14,994
Other	-	8,515	8,515	9,488
	118,210	190,218	308,428	259,499

5.1 Benefits – Law 4.819/58

Amounts referring to advances made by CESP – Companhia Energética de São Paulo, from November of 1981 to May of 1983, in order to pay benefits for employees under the State of São Paulo Retirement and Pension Plan, pursuant to State Law 4.819/58.

As a result of CESP's partial spin-off, such credits were transferred to CTEEP, and an agreement was entered into with the State Department on August 06, 1999, to receive such amount in 84 monthly installments, adjusted according to the variation of the General Market Price Index – IGP-M, plus interest of 6% p.a., beginning on September 1999 and scheduled to end on August 2006.

5.2 Contracts for Assignment of Credit Rights

Contracts for the assignment of credit rights have been executed, with the State Finance Department as consenting intervenor, whereby CESP - Companhia Energética de São Paulo assigns to CTEEP the right to receive a portion of the credits set forth under the Instruments for Acknowledgement and Consolidation of Debts entered into by and between CESP and the State Finance Department, on November 17 and December 1, 2000. For such credits, CTEEP assigned to CESP the amount of R$142,000 thousand as follows:

a. For the contract executed on March 27, 2003, CTEEP assigned to CESP the amount of R$ 64,000 thousand, which shall be received by the Company in 9 consecutive installments, started on April 1 and ending on December 1, 2003; and

b. For the contract executed on June 27, 2003, CTEEP assigned to CESP the amount of R$ 78,000 thousand, which shall be received by the Company in 13 consecutive installments, starting on January 2, 2003 and ending on January 3, 2005.

The contractual amounts shall be adjusted monthly using the Interbank Deposit Certificate (CDI) rate, plus interest of 8% p.a.

Upon the receipt of the last installment of the applicable contracts, a financial settlement shall be agreed so as to ensure yield for the funds disbursed by the Company, at the agreed contractual rate, since the installments disbursed by the State Finance Department are restated monthly by the IGP-M rate variation, plus interest of 6% p.a.

5.3 Agreement for the Acknowledgment and Consolidation of Obligations

On May 2, 2002, an agreement of Acknowledgement and Consolidation of Obligations was entered into with the State Department, in which the STATE acknowledges and admits that it owes the CTEEP the amounts corresponding to disbursements originally made by CESP – Companhia Energética de São Paulo, from 1990 to 1999, for the payment of complementation of retirement and pensions resulting from benefits provided under State Law 4819/58, and the amount so admitted is adjusted for inflation up to January of 2002, pursuant to the variation of UFESP (Monetary Unit of reference from State of São Paulo), and as of February of 2002, pursuant to the monthly variation of IGP-M, plus 6% p.a. Reimbursement will be made in 120 monthly and successive installments, the first due on August 01, 2002 and the last on July 01, 2012.

5.4 Account receivable from fixed assets disposals.

On July 31, 2002, Instrument Peculiar of Transaction was signed, with promise of property alienation, recognition of obligations and payment commitment, with the General office of State of the Businesses of Finance, where the State recognizes and assume a debt with the Company, for the value of R$ 12,243, corresponding to the market value of the total area of the busy property for the State, using, partially, for the construction of the units prisionais, denominated "Cadeião".

The State commits to compensate the Company of such amount in 120 installments monthly, same and successive, first due on August 01, 2002 and the last on July 01, 2012, including monthly monetary variation in accordance with IGP-M and interests of 6% p.a.

5.5 Other

In addition to the abovementioned amounts, CESP – Companhia Energética de São Paulo made advances to pay for monthly expenses in connection with family allowances, pursuant to benefits provided under Law 4.819/58, amounting to R$ 2,218, which, in the partial spin-off, were also allocated to CTEEP; and R$ 6,297, in connection with labor suits of retired employees, settled by CTEEP, which were the State's responsibility, thus totaling R$ 8,515. CTEEP has made arrangements with the Finance Secretariat to be reimbursed for such amount.

6 DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

These are amounts referring to credits to be offset against future tax gains, determined on provisions that are temporarily nondeductible and controlled in section "B" of Taxable Income Control Register – LALUR, arising from the following provisions:

			06.30.03	03.31.03
	Income Tax	Social Contribution	Total	Total
Fiscal Contingencies	20,343	7,323	27,666	26,838
Allowance for Doubtful Debtors	18,470	6,002	24,472	24,472
Labor Contingencies	15,715	5,657	21,372	20,650
Social Security Contingencies	1,706	614	2,320	2,320
Civil Contingencies	256	92	348	348
	56,490	19,688	76,178	74,628

04.01 – NOTES

7 DISPOSAL OF ASSETS AND RIGHTS

7.1 Transmission Line (LT) - Taquaruçu - Assis - Sumaré

As a result of the bid for Transmission Line Taquaruçu – Assis – Sumaré, conducted by ANEEL, the amount of R$ 3,240 was established to reimburse CTEEP for making available studies and designs of the work under reference, and such amount was received in August of 2000.

Considering that the book value of such investment amounted to R$ 11,626, and in order to protect its economic and financial balance, CTEEP claims an additional indemnification of R$ 8,386 with the Granting Authority.

7.2 Technical Center for Equipment Maintenance - CETEMEQ

On April 13, 1998, an Agreement for the Assignment and Transfer of Rights and Obligations was entered into by and between EPTE – Empresa Paulista de Transmissão de Energia Elétrica S.A., merged into by CTEEP on November 10, 2001, and Eletropaulo Metropolitana Eletricidade de São Paulo S.A., of the real estate located at Rua Lavapés, 463, Cambuci, São Paulo, amounting to R$ 70,496, at market value, to be paid in 21 equal installments, monthly and successive, due on the first business day of each month, starting on May of 1998. Considering Eletropaulo Metropolitana Eletricidade de São Paulo S.A.'s refusal to recognize the transaction according to the abovementioned amount and having not received the installments, EPTE filed execution proceedings on February 11, 1999 and October 18, 2000, which are in course before the 1st e 36th Civil Court of the Central Court Jurisdiction of São Paulo, respectively.

In December of 2000 the net book value of such asset amounting to R$ 4,904 was written off from Property, Plant and Equipment, and entries for sale, taxes levied on earnings, allowance for doubtful debtors and corresponding tax credits were recorded.

04.01 – NOTES

8 PROPERTY, PLANT AND EQUIPMENT

	06.30.03			03.31.03
	Adjust Cost	Accumulated Deprecition	Net Balance	Net Balance
In Use				
Intangible	56,596	-	56,596	56,596
Land	81,554	-	81,554	81,554
Buildings, Construction works &	556,296	(276,074)	280,222	285,291
Machinerty and Equipment	4,395,330	(1,884,128)	2,511,202	2,523,752
Vehicles	30,193	(24,434)	5,759	6,501
Furniture and fixtures	21,812	(10,662)	11,150	11,507
	5,141,781	(2,195,298)	2,946,483	2,965,201
Under construction	466,158	-	466,158	448,958
Special Obligations				
Fund for Reserval/Amortization	(20,547)	-	(20,547)	(20,547)
Quota Retention	(3,506)	-	(3,506)	(3,506)
Donations Received	(8,260)	-	(8,260)	(8,260)
	(32,313)	-	(32,313)	(32,313)
	5,575,626	(2,195,298)	3,380,328	3,381,846

Pursuant to Articles 63 and 64 of Decree 41.019, of February 26, 1957, assets and facilities used in transmission, including sale, are restricted to such services, and may not be removed, disposed of, assigned or given as mortgage guarantee without the previous and express consent of the Regulating Authority. Resolution 20/99 of ANEEL regulates the removal of restrictions on assets of Electric Power Utility concessions, granting previous authorization for the removal of restrictions on assets unserviceable to the concession, when meant for disposal, and further sets forth that the proceed of the disposal be deposited in a blocked bank account and that such funds be invested in concession activities.

9 LOANS, FINANCING AND DEBT CHARGES

	06.30.03				03.31.03
		Principal			
	Charges	Current	Long Term	Total	Total
Foreign Currency					
Financial institutions	401	24,354	48,708	73,463	96,429
Domestic Curreny					
Fundação CESP	-	13,914	20,870	34,784	35,924
ELETROBRÁS - PRONI	8	50	760	818	830
	8	13,964	21,630	35,602	36,754
	409	38,318	70,338	109,065	133,183

9.1 Financial Institutions

They refer to the credit agreement with Banco Societé Générale, signed on April 14 of 1998, in the amount of FRF 269,528 thousand, corresponding to US$ 41,500 thousand, with the guarantee of Banco Real S.A. On such financing, that contributes for investments in Transmission Transformer Station - ETT - Miguel Reale, biannual interest is charged at the rate of 6.38% p.a.; and for Banco Real S.A. a post-shipment commission of 2.25% is paid in advance every six months, on the disbursed balance.

Amortization will take place in 10 biannual installments, equal and consecutive, beginning on November of 2001 ending on May of 2006.

9.2 Fundação CESP

It refers to the agreements of Acknowledgement of Indebtedness and Other Covenants, signed in November of 1997, with intervention and consent of Complementary Pension Secretariat, whose end is foreseen for November of 2005.

Charges are determined based on the variation of the actuarial cost of the Plan of Complementation of Retirement and Pension for Employees of CTEEP (IGP-DI plus interest at 6% p.a.), or according to the variation of TR (Interest of Reference from Brazilian Government) plus interest of 8% p.a., the higher of the two indexes shall apply, and incorporated into the principal on a monthly basis.

9.3 Long-Term Amortization Program

Maturity Year	Currency	
	Foreign	Domestic
2004	12,177	7,391
2005	24,354	13,504
2006	12,177	50
2007	-	50
2008	-	50
After 2008	-	585
	48,708	21,630

Institution	Agreement Begins	Agreement Ends	Amortization	Interest Rate	06.30.03 Principal
Societé Générale	2001	2006	10 biannual	Eurolibor	73,062
Fundação CESP	1997	2005	96 months	IGP-DI	34,784
ELETROBRAS - PRONI	1994	2021	80 quarterly	UFIR	810
					108,656

10 FISCAL PROVISIONS - COFINS

CTEEP is contesting in court the constitutionality of the tax rate increase from 2% to 3%, and the increased basis for taxation, including financial revenues and no operating revenues, of Contribution for Social Security Financing – COFINS, pursuant to Law 9.718/99.

While awaiting for a final decision to be rendered on the matter, a provision is being made for the amounts, and CTEEP is making the corresponding deposits in court.

11 PAYABLES

			06.30.03	03.31.03
	Current	Long Term	Total	Total
Fundação CESP	16,566	208,333	224,899	223,418
EMAE	-	-	-	2,889
	16,566	208,333	224,899	226,307

11.1 Fundação CESP

Values in accordance with the two contracts of Debt Confession for Financings of Actuarial Deficit dealed with Fundação CESP, regarding the Proportional Supplemental Benefits Paid off - BSPS, with monthly expirations. The balances of those contracts are updated for the variation of the actuarial cost (added IGP-DI of interests of 6% p.a.)

11.2 EMAE

It refers to the purchase of Transmission Transformer Station – ETT – Piratininga, pursuant to the agreement entered into on December 23 of 1998, with EMAE – Empresa Metropolitana de Águas e Energia S.A. Interest at the rate of 0.75% p.m. and adjustment for inflation according to IGP-M are charged to the principal, with grace period until June of 2000 and amortization in 36 monthly and successive installments.

04.01 – NOTES

12 PROVISIONS FOR CONTINGENCIES

	06.30.03	03.31.03
Tax - IPTU	81,370	78,936
Labor	66,275	65,277
Tax - INSS	6,825	6,825
Several Civil Suits	1,023	1,023
	155,493	152,061

Quarterly basis the lawsuits are reviewed and the provisions are adjusted accordingly, if applicable.

12.1 Tax - IPTU

Provision made on account of debts with the City Halls of São Paulo and São José dos Campos.

12.2 Labor Contingencies

CTEEP has undertaken to be specifically liable for certain legal suits, before different courts, resulting from the partial spin-off processes of CESP – Companhia Energética de São Paulo, and ELETROPAULO – Eletricidade de São Paulo S.A.

12.3 INSS

On August 10 of 2001, CTEEP received a notice issued by the National Social Security Institute – INSS on compensations paid to employees, as advances – meals, morning snack and basic basket, referring to the period from April of 1999 to July of 2001, consequently, Management resolved to create a provision.

13 SHAREHOLDERS' EQUITY

13.1 Capital Stock

The authorized share capital of CTEEP totals R$ 1,469,090, of which R$ 615,696 in common shares and R$ 853,394 in preferred shares, all nominative shares without certificates and with no par value.

04.01 – NOTES

Capital stock represents the statutory paid-in capital amounting to R$ 462,000, divided into 149,285,035 thousand shares, of which 62,558,663 thousand common shares and 86,726,372 thousand preferred shares.

Preferred shares are non-voting shares. However, they have priority for redemption of capital and payment of dividends of 10% p.a., no cumulative, calculated on the paid-in capital corresponding to this type of shares.

13.2 Company Ownership

On June 30, 2003, the main shareholders of CTEEP were as follows:

	Amount of Shares - In Thousands					
	Common	%	Preferred	%	Total	%
State of São Paulo Government & Associated Companies						
State Department	33.134.661	52.97	6.321.252	7.29	39.455.913	26.43
Banco Nossa Caixa S.A.	5.136.117	8.21	7.686.364	8.86	12.822.481	8.59
Companhia do Metropolitano de São Paulo - METRÔ	1.979.332	3.16	-	-	1.979.332	1.33
Other	82.933	0.13	153.576	0.18	236.509	0.15
	40.333.043	64.47	14.161.192	16.33	54.494.235	36.50
Other						
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS	6.160.836	9.85	46.626.882	53.76	52.787.718	35.36
Federal Government	9.556.151	15.28	-	-	9.556.151	6.40
BNDES Part S.A.- BNDESPAR	-	-	2.950.169	3.40	2.950.169	1.98
Caixa de Previdência dos Funcionários do Banco do Brasil	296.439	0.47	1.348.158	1.55	1.644.597	1.10
LIGHTPAR - Light Participações S.A.	-	-	979.190	1.13	979.190	0.66
Fundação Petrobrás de Seguridade Social - PETROS	-	-	874.200	1.01	874.200	0.59
Wisteria Holdings	691.424	1.11	6.400	0.01	697.824	0.47
Itaú Galaxia Stock Investment Fund	-	-	274.370	0.32	274.370	0.18
The Bank of New York - ADR Department	36.999	0.06	104.506	0.12	141.505	0.09
Other (1)	5.483.771	8.76	19.401.305	22.37	24.885.076	16.67
	22.225.620	35.53	72.565.180	83.67	94.790.800	63.50
	62.558.663	100.00	86.726.372	100.00	149.285.035	100.00

(1) This includes shareholders that hold an interest not exceeding 5% of the voting stock on an individual basis.

13.3 Earnings

a. Legal Reserve

Composed of 5% of the net income for the year, before any appropriation, up to a maximum of 20% of capital stock.

b. Statutory reserve

The By-laws of CTEEP provides for the creation of this reserve at the rate of 20% of the net income for the year, minus legal reserve and dividends and/or interest on own capital, up to the limit of 10% of capital stock.

c. Unrealized Income Reserve

Unrealized income result from a credit balance of net balance sheet adjustment for inflation until 1995. This reserve is realized in proportion to depreciation and amortization of property, plant and equipment. Realized amounts are transferred to the retained earnings account on a monthly basis.

13.4 Dividend Payout to Shareholders

In accordance with Paragraph 1 of article 31 of the Bylaws, dividend payout to shareholders takes place every six months based on the paid-up capital, as follows:

- 10% per year to preferred shares; and
- up to 10% per year to common shares.

According to the provisions of Law 9249, of December 26, 1995, corporations subject to taxable income are entitled to pay interest on equity capital to their shareholders, subject to the existence of net profits before the deduction of any such interest; or on the amount of retained earnings and profit reserves, in either case limited to 50% of the balances of the respective accounts, thus allowing the deduction of the interest paid to shareholders from the taxable income.

Considering the above, in the annual meeting held on May 12, 2003, the Administrative Board resolved to pay to the shareholders interest on equity capital for the amount of R$ 68,400 thousand, equivalent to R$0.4581839 per thousand shares (R$ 62,183 thousand net of withholding income tax).

The date for financial availability of the respective interest amounts to shareholders shall be August 27, 2003.

04.01 – NOTES

The aforementioned interest payments have been posted as a deduction from the existing balance of the retained earnings account as of December 31, 2002, as per the Balance Sheet approved by the Annual Shareholders Meeting held on April 25, 2003.

According to the provisions of Paragraph 7 of Article 9, Law 9249/95, the interest on equity capital paid out to shareholders thus credited or paid may be added to the amount of dividend payout as contemplated in Article 202 of Law 6404/76 and Paragraph 3 of Article 31, of the Corporate Bylaws.

14 FINANCIAL INCOME (EXPENSES)

	06.30.03		06.30.02	
	Quarter	Accumulated	Quarter	Accumulated
Income				
Yield - Money market investments	18,168	37,483	15,861	27,163
Interest on amounts due by the State Government Secretarat of Finance	5,622	8,317	2,922	4,262
Other	304	649	16	87
	24,094	46,449	18,799	31,512
Expenses				
Financial charges on Loans	(3,604)	(7,237)	(1,954)	(4,332)
CPMF	(1,499)	(2,668)	(1,337)	(2,438)
Interest on the own capital	(68,400)	(68,400)	(54,353)	(54,353)
RGR Financial Charges	(279)	(558)	(279)	(578)
Tax Charges - CETEMEQ	(294)	(584)	(848)	(848)
Other	(91)	(850)	(685)	(971)
	(74,167)	(80,297)	(59,456)	(63,520)

15 INCOME TAX AND SOCIAL CONTRIBUTION

CTEEP makes monthly provisions for income tax and social contribution on income on an accrual basis, determining taxes based on suspension and reduction balance sheets.

15.1 Reconciliation of Income Tax and Social Contribution

Tax expenses are determined based on tax rates currently in force, amounting to 34%, of which 25% refers to income tax and 9% to social contribution.

01837-6 CIA. DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA 02.998.611/0001-04

04.01 – NOTES

	Quarter			
	06.30.03		06.30.02	
	Income Tax	Social Contribution	Income Tax	Social Contribution
Pretax Income	(16,332)	(16,332)	(23,556)	(23,556)
Taxes under Dispute - COFINS	2,757	-	2,882	-
Provision for Labor Contingency	2,126	2,126	2,669	2,669
Provision for Tax Contingency - IPTU	2,434	2,434	2,066	2,066
Provision for wage adjustment	3,324	3,324	-	-
Negative goodwill on investment purchase	7,601	5,167	7,601	5,167
Reversal of Provisions	(7,047)	(7,047)	(6,106)	(6,106)
Offset negative calculation base - Limited to 30%		3,098		-
Other	38	-	19	-
Income - Tax Basis	(5,099)	(7,230)	(14,425)	(19,760)
Tax rate of 15%	765		2,164	
Tax rate of 10%	516		1,448	
Tax rate of 9%		651		1,778
Fiscal incentives	316		-	
Provision for Income Tax and Social Contribution	1,597	651	3,612	1,778
Deferred Income Tax and Social Contribution	1,140	411	5,669	1,846
Income Tax and Social Conribution Tax	2,737	1,062	9,281	3,624

	Accumulated			
	06.30.03		06.30.02	
	Income Tax	Social Contribution	Income Tax	Social Contribution
Pretax Income	46,075	46,075	20,429	20,429
Taxes under Dispute - COFINS	5,807	-	5,096	-
Provision for Labor Contingency	3,298	3,298	4,121	4,121
Provision for Tax Contingency - INSS	-	-	3,975	3,975
Provision for Tax Contingency - IPTU	3,728	3,728	-	-
Provision for wage adjustment	3,324	3,324	-	-
Negative goodwill on investment purchase	15,203	10,335	15,203	10,335
Reversal of Provisions	(8,341)	(8,341)	(8,339)	(8,339)
Offset negative calculation base - Limited to 30%		(17,526)		-
Other	68	-	47	-
Income - Tax Basis	69,162	40,893	40,532	30,521
Tax rate of 15%	(10,374)		(6,080)	
Tax rate of 10%	(6,904)		(4,041)	
Tax rate of 9%		(3,680)		(2,747)
Fiscal incentives	392		-	
Provision for Income Tax and Social Contribution	(16,886)	(3,680)	(10,121)	(2,747)
Deferred Income Tax and Social Contribution	1,756	633	7,128	2,401
Income Tax and Social Conribution Tax	(15,130)	(3,047)	(2,993)	(346)

16 CONCESSIONS

According to Ordinance 185, of June 06 of 2001, issued by Ministry of Mines and Energy - MME, the concession term for exploitation of electric energy utility service composing the Basic Network was extended for 20 years, starting on July 08 of 1995.

On June 20 of 2001, the agreement of Concession of Electric Power Transmission Utility Service was entered into by and between CTEEP and the Granting Authority, thorough the National Agency of Electric Energy – ANEEL.

The concession agreement under reference was amended on December 14 of 2001, in view of the taking over of EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A. by CTEEP. The terms initially agreed to were maintained, except for the permitted annual revenue level, which will be reduced by 0.58% in July of 2002 and be decrease by 3.56% in July of 2003, equivalent to 50% of efficiency gains.

17 FINANCIAL INSTRUMENTS

Book values of financial instruments as assets and liabilities, when compared to the amounts that could be obtained by trading them in an active market and, in their absence, at net present value adjusted based on the current market interest rate, are substantially close to their corresponding market values.

18 INDEPENDENT ACCOUNTANTS

For the purposes to the Circular Letter/CVM/SEP/SNC/nº 02/2003, of March 2002, CETEEP hereby represents that the services provided to the Company by Trevisan Auditores Independentes throughout the first biannual of 2003 are limited to auditing services only.

19 SUBSEQUENT EVENTS

19.1 Revenue Adjustment

As established in the Dealership Agreement, the Company's Annual Permitted Revenue – APR/RAP is adjusted on July 1 of each year by the variation of the General Index of Market Prices (IGP-M) in the period between June of the prior year ad May of the current year. The annual adjustment of revenues for this year is defined in the ANEEL Resolution 306, of June 30, 2003.

In view of the aforementioned adjustment, the APR/RAP relating to the installments in connection with the existing assets of the Basic Network ("RBSE"), to the New Investments ("RBNI") and Installation of Other Transmission Facilities ("RPC") relating to Generating Plants, went from R$ 549,400 thousand on July 1, 2002, to R$ 735,522 thousand on July 1, 2003.

As set forth in the Interministerial Ordinance 25, of January 24, 2002, the APR/RAP installment in connection with Installation of Other Transmission Facilities ("RPC") related to Distributors, started to have their adjustments subject to the applicable dates scheduled for rate adjustments by the Distributors. On July 1, 2003, such installment represented an amount of R$ 240,729 thousand in the company's APR/RAP.

ANEEL Resolution 306/03 also established the Adjustment Installment ("PA"), equivalent to the amounts that were prepaid by the Company in the period from June 2002 to May 2003 which, restated by the IGP-M, totaled R$ 14,657 thousand, to be deducted from APR/RAP in 12 monthly equal installments, as from July 2003 billings.

As a result of the aforementioned adjustments, the amount of APR/RAP at July 1, 2003 is R$ 961,594 thousand, as shown below:

Description	R$ thousand		%	
	July 1, 2002	July 1, 2003		
RBSE	497,031	642,502	29.27	
RBNI	5,469	31,340	473.05	(1)
RPC – Generating Plants	46,900	61,680	31.51	
	549,400	735,522	33.88	
RPC – Distributors	208,311	240,729	15.56	(2)
PA	(7,745)	(14,657)	89.24	
RAP	749,966	961,594	28.22	

(1) – effect of the adjustment in force from July 1, 2003 and revenues from new works.
(2) – effect of adjustments as of June 30, 2003.

Finally, it established the resolution ANEEL 306/03 the renomination certain responsibilities previously attributed to the Basic Net, in the value of R$ 83.714 thousand, that it start to constitute specific responsibilities of connection, linked Eletropaulo (R$ 48.504 thousand), Bandeirante (R$ 13.138 thousand), Piratininga (R$ 12.500 thousand), CPFL (R$ 8.124 thousand) and Elektro (R$ 1.438 thousand). The effective renomination of those responsibilities happens in the respective month of readjustment of each dealer's tariffs.

19.2 ANEEL Resolution 324

ANEEL Resolution 324, of July 3, 2003, defined an adjustment arising from the connection charges assigned to Eletropaulo, at the rate of 29.61%, in force as from July 4, 2003, thereby generating a total increase of R$ 29,662 thousand in CTEEP Revenues throughout a 12-month period.

19.3 ANEEL Resolution 339

ANEEL Resolution 339, of July 15, 2003, postponed the startup of the commercial operation of the Miguel Reale Substation – Phase II, from June 30, 2003 to June 30, 2004.

04.01 – NOTES

20 CASH FLOW

	06.30.03	03.31.03
CASH FLOW FROM THE OPERATING ACTIVITIES		
Customers' receives	402,893	205,844
Other receives	4,160	2,043
Payments to suppliers	(64,012)	(31,185)
Payments to employees	(148,453)	(74,036)
Taxes and contributions	(52,704)	(24,494)
	141,884	78,172
CASH FLOW FROM INVESTING ACTIVITIES		
Purchase from fixed assets disposals	(59,182)	(27,970)
CASH FLOW FROM FINANCING ACTIVITIES		
Incomes of financial investments	30,027	15,256
Loan payment for loans	(39,780)	(12,241)
Interests on own capital and dividends	(58,062)	(45,321)
Bank expenses - CPMF	(2,585)	(1,093)
Other	(558)	(279)
	(70,958)	(43,678)
CASH FLOW FROM NON-OPERATING ACTIVITIES		
Other income (1)	42,261	9,126
Other expenses (2)	(162,895)	(79,719)
	(120,634)	(70,593)
INCREASE (DECREASE) OF NET CASH BALANCE	(108,890)	(64,069)
DEMONSTRATION OF NET CASH VARIATION		
In the beginning of the period	375,401	375,401
At the end of the period	266,511	311,332
	(108,890)	(64,069)

(1) They refer basically to values received from General office of State of the Businesses of Finance.

(2) They refer the cession of credits of CESP basically, vide Notices 5.2

05.01 – COMMENTS ON COMPANY'S PERFORMANCE IN THE QUARTER

The Company's main source of revenue comes from the use of its transmission system by the dealers of electrical utilities upon the payment of the annual tariffs established by ANEEL Resolution 359, in force up to June 30, 2003, and subject to the installations of the Basic Network and Connection.

Starting July 1, 2003, such revenue was adjusted, as described under Subsequent Event (Note 19).

Deduction from Gross Income comprehends the Quota for Global Reversion Reserve ("RGR"), the COFINS Tax, the Social Integration Programs-PIS/PASEP Tax and the Local Tax-ISSQN, which represented 7.30% of the gross operating income. As a result, the Net Income was R$180,365 thousand, a 12.66% increase when compared with the same quarter of the prior year.

Operating Expenses subject to direct management by the Administration (Personnel, Materials, Outsourcing and Other), amounting to R$102,335 thousand, represented 56.74% of net income. Other highlights are the amounts under Depreciation and Provision for Contingencies, totaling R$44,626 thousand or 24.74% of net income.

As a result of the above comments, Gross Income totaled R$33,404 thousand, as compared with R$5,351 thousand in the same quarter of the prior year.

The negative Financial Income of R$50,024 thousand includes financial revenues amounting to R$28,009 thousand, mostly represented by income from financial investments and financial expenses amounting to R$ 78,033 thousand, mostly represented by interest on equity capital allocated to shareholders for a total of R$68,400 thousand.

After the appropriation of provisions and deferrals relating to Income Tax and Social Contribution Tax, amounting to R$3,799 thousand, the Company earned, in the quarter, a Net Income of R$55,867 thousand, equivalent to R$0.37 per thousand shares, higher by 27.84% when compared with equal quarter in the prior year.

01837-6 CIA. DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA 02.998.611/0001-04

16.01 – OTHER RELEVANT INFORMATION FOR THE COMPANY

In compliance with Corporate Governance practice, we have disclosed information on the Company's Shareholding interest, including the holders of more than 5% of the Voting Capital at the base date of June 30, 2003, as provided below:

1 STOCK COMPOSITION OF THE HOLDERS OF MORE THAN 5% OF THE CAPITAL VOTANTE ON JUNE 30, 2003

Amount of Shares - In Units

	Common	%	Preferred	%	Total	%
Banco Nossa Caixa S.A.						
State Department	35.678.562	99.99	-	-	35.678.562	99.99
Other	17	0.01	-	-	17	0.01
	35.678.579	100.00	-	-	35.678.579	100.00
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS						
Federal Government	264.328.120.835	58.41	17.595.460.180	20.70	281.923.581.015	52.45
BNDESPAR	67.789.960.070	14.98	532.937.780	0.63	68.322.897.850	12.71
FND	22.810.794.898	5.04	-	-	22.810.794.898	4.24
Other	97.582.887.747	21.57	66.862.359.370	78.67	164.445.247.117	30.60
	452.511.763.550	100.00	84.990.757.330	100.00	537.502.520.880	100.00
BNDESPAR						
BNDES	1	100.00	-	-	1	100.00
BNDES						
Federal Government	6.273.711.452	100.00	-	-	6.273.711.452	100.00

01837-6 CIA. DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA 02.998.611/0001-04

17.01 – REPORT ON SPECIAL REVIEW – UNQUALIFIED

(A free translation from the original in Portuguese)

To the Board of Directors and Shareholders of
CTEEP - Companhia de Transmissão de Energia Elétrica Paulista
São Paulo - SP

1 We have made a special review on the Quarterly Information (ITR) of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista for the quarter ended on June 30, 2003, comprising the balance sheet, the statement of income, the performance report and the relevant information, prepared under the responsibility of the company's management.

2 Our review was performed in agreement with specific standards laid down by the Brazilian Institute of Independent Accountants – Ibracon, together with the Brazilian Federal Council of Accountancy - CFC, and consisted mainly in: (a) inquiries and discussion with management personnel in charge of the Company accounting, financial and operating areas regarding the principal criteria adopted in preparing quarterly information and (b) review of information and subsequent events that have had or may have material effects on the financial position and operations of the Company.

3 Based on our special review, we are not aware of any material change that should be made in the quarterly information referred to in Paragraph 1, to be presented in accordance with accounting practices adopted in Brazil, applied pursuant to the standards laid down by the Brazilian Securities and Exchange Commission and specifically applicable to the preparation of mandatory quarterly information

4 We have audited the balance sheet as of March 31, 2003 and the statement of income for quarter ended at June 30, 2002, shown for comparison purposes, and we have issued an unqualified special review report dated May 5, 2003 and August 3, 2002, respectively.

São Paulo, July 31, 2003

TREVISAN
Auditores Independentes
CRC 2 SP 013439/O-5

ORLANDO OCTÁVIO DE FREITAS JÚNIOR
Partner – Accountant
CRC 1 SP 178871/O-4


Trevisan

REPORT ON SPECIAL REVIEW – UNQUALIFIED

(A free translation from the original in Portuguese)

To the Board of Directors and Shareholders of
CTEEP - Companhia de Transmissão de Energia Elétrica Paulista
São Paulo - SP

1 We have made a special review on the Quarterly Information (ITR) of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista for the quarter ended on June 30, 2003, comprising the balance sheet, the statement of income, the performance report and the relevant information, prepared under the responsibility of the company's management.

2 Our review was performed in agreement with specific standards laid down by the Brazilian Institute of Independent Accountants – Ibracon, together with the Brazilian Federal Council of Accountancy - CFC, and consisted mainly in: (a) inquiries and discussion with management personnel in charge of the Company accounting, financial and operating areas regarding the principal criteria adopted in preparing quarterly information and (b) review of information and subsequent events that have had or may have material effects on the financial position and operations of the Company.

3 Based on our special review, we are not aware of any material change that should be made in the quarterly information referred to in Paragraph 1, to be presented in accordance with accounting practices adopted in Brazil, applied pursuant to the standards laid down by the Brazilian Securities and Exchange Commission and specifically applicable to the preparation of mandatory quarterly information

4 We have audited the balance sheet as of March 31, 2003 and the statement of income for quarter ended at June 30, 2002, shown for comparison purposes, and we have issued an unqualified special review report dated May 5, 2003 and August 3, 2002, respectively.

São Paulo, July 31, 2003

Orlando Octávio de Freitas Júnior
Partner – Accountant
CRC 1 SP 178871/O-4
Trevisan Auditores Independentes
CRC 2 SP 013439/O-5

01837-6 CIA. DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA 02.998.611/0001-04

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